EXHIBIT 99.1

Enterprise Fleet Financing, LLC
Series 2015-2 Asset Backed Notes
Sample Lease Agreed-Upon Procedures

Report To:
Enterprise Fleet Financing, LLC
Enterprise Fleet Management, Inc.
J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Mitsubishi UFJ Securities (USA), Inc.

6 July 2015





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Ernst & Young LLP
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Tel: +1 212 773 3000
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Report of Independent Accountants on Applying Agreed-Upon Procedures

Enterprise Fleet Financing, LLC
Enterprise Fleet Management, Inc.
600 Corporate Park Drive
St. Louis, Missouri 63105

J.P. Morgan Securities LLC
383 Madison Avenue
New York, New York 10179

Merrill Lynch, Pierce, Fenner & Smith Incorporated
214 North Tryon Street
Charlotte, North Carolina 28255

Mitsubishi UFJ Securities (USA), Inc.
1633 Broadway, 29th Floor
New York, New York 10019

Re: Enterprise Fleet Financing, LLC
Series 2015-2 Asset Backed Notes (the "Notes")
Sample Lease Agreed-Upon Procedures

We have performed the procedures enumerated in Attachment A, which were agreed to by the addressees of this report (the "Specified Parties"), solely to assist Enterprise Fleet Financing, LLC (the "Issuer") in evaluating the accuracy of certain information with respect to a pool of leases and the vehicles subject to those leases (the "Leases" and "Vehicles," respectively) that will secure the Enterprise Fleet Financing, LLC Series 2015-2 Asset Backed Notes securitization transaction (the "Transaction"). This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of the procedures is solely the responsibility of the Specified Parties. Consequently, we make no representation regarding the sufficiency of the procedures described in Attachment A, either for the purpose for which this report has been requested or for any other purpose.

The procedures performed and our associated findings are included in Attachment A.

A member firm of Ernst & Young Global Limited

For the purpose of the procedures described in this report, Enterprise Fleet Management, Inc. (the "Sponsor"), on behalf of the Issuer, provided us with the following information:

a. An electronic data file labeled "DATA_TAPE_MTN_2015_2.mdb" and the corresponding record layout and decode information (the "Data File") that contained information on certain leases and the vehicles subject to those leases as of 31 May 2015 (the "Cutoff Date"),
b. Imaged copies of the:
    i. Master equity lease agreement, amended and restated master equity lease agreement, master walkaway lease agreement and corresponding addendums, if applicable (except for the self insurance addendum) (collectively, the "Master Lease Agreement"),
    ii. Certain printed screen shots from the Sponsor's computerized servicing systems (the "System Screen Shots"),
    iii. Credit review file (the "Credit Review File"),
    iv. Certificate of title, application for title or a title inquiry report printed screen shot from the Sponsor's computerized servicing systems (which the Sponsor, on behalf of the Issuer, indicated contains information regarding the ownership of a vehicle that is provided by a State while the certificate of title is being processed) (collectively, the "Title") and
    v. Certificate of liability insurance, evidence of property insurance or the self insurance addendum to the Master Lease Agreement (collectively, the "Insurance Source Documents," and together with the Master Lease Agreement, System Screen Shots, Credit Review File and Title, the "Source Documents")

   relating to each of the Sample Leases (as defined in Attachment A),
c. The list of relevant characteristics (the "Sample Characteristics") on the Data File, which are listed on Exhibit 2 to Attachment A and
d. Instructions, assumptions and methodologies (which are described in Attachment A).

The procedures in Attachment A were limited to comparing or recalculating certain information that is further described in Attachment A. The Issu is responsible for the Data File, the Source Documents, the Sample Characteristics and the determination of the instructions, assumptions and methodologies that are described herein.   We were not requested to perform and we have not performed any further procedures than those listed i Attachment A with respect to the preparation or verification of any of the information set forth on the Data File. We have not verified, and we make representation as to, the accuracy, completeness or reasonableness of the information on the Source Documents or any other information provide to us by the Sponsor, on behalf of the Issuer, upon which we relied in forming our findings. Accordingly, we make no representation and express r opinion as to (a) the existence of the Leases or the Vehicles, (b) questions of legal or tax interpretation and (c) the accuracy, completeness or reasonableness of any instructions, assumptions and methodologies provided to us by the Sponsor, on behalf of the Issuer, that are described in t report. We undertake no responsibility to update this report for events and circumstances occurring after the date hereof.

We were not engaged to, and did not, conduct an examination to express an opinion or a review to express a conclusion in accordance with attestation standards established by the American Institute of Certified Public Accountants on any of the items referred to herein. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

The agreed-upon procedures described in this report were not conducted for the purpose of:
a. Satisfying any criteria for due diligence published by a nationally recognized statistical rating organization (a "rating agency") or
b. Making any findings with respect to:
    i. Whether the origination of the Leases conformed to, or deviated from, stated underwriting or credit extension guidelines, standards, criteria, or other requirements,
    ii. The value of the collateral securing the Leases,
    iii. Whether the originator of the Leases complied with federal, state or local laws or regulations or
    iv. Any other factor or characteristic of the Leases that would be material to the likelihood that the issuer of the Notes will pay interest and principal in accordance with applicable terms and conditions.

This report is intended solely for the use of the Specified Parties and is not intended to be and should not be used by anyone other than the Specified Parties. It is not intended to be and should not be used by any other person or entity, including investors and rating agencies, who are not identified in the report as Specified Parties but who may have access to this report as required by law or regulation.

/s/ Ernst & Young LLP

6 July 2015

Procedures we performed and our associated findings

1. As instructed by the Sponsor, on behalf of the Issuer, we deleted the leases and the vehicles subject to those leases on the Data File with a financial issuance description not containing the word "Base," as shown on the Data File. The Data File, as adjusted, is hereinafter referred to as the "Final Data File." The Sponsor, on behalf of the Issuer, indicated that the leases and the vehicles subject to those leases on the Final Data File are the Leases and the Vehicles, respectively.

   As instructed by the Sponsor, on behalf of the Issuer, we randomly selected a sample of 150 Leases from the Final Data File (the "Sample Leases"). The Sample Leases are listed on Exhibit 1 to Attachment A. For the purpose of this procedure, the Sponsor, on behalf of the Issuer, did not inform us as to the basis for how they selected the number of Sample Leases that we were instructed to randomly select from the Final Data File.

2. For each Sample Lease, we performed the following procedures:

   a. We compared the Sample Characteristics listed on Exhibit 2 to Attachment A, as shown on the Final Data File, to the corresponding information located on, or to the corresponding information we recalculated using information located on, the System Screen Shots, subject to the instructions, assumptions and methodologies provided by the Sponsor, on behalf of the Issuer, that are stated in the notes to Exhibit 2 to Attachment A. All such compared information was in agreement.

   b. We observed that the corresponding Master Lease Agreement contained a signature in the lessee signature section of the Master Lease Agreement. We performed no procedures to determine the validity of the signature contained on the Master Lease Agreement.

   c. We observed on the Credit Review File that such Credit Review File contained either a line of credit authorization form or an addendum to the line of credit authorization form that had an (i) approval and (ii) electronic signature. We performed no procedures to determine the validity of the approval or electronic signature contained on the Credit Review File.

   d. We compared the "completed" date on the Credit Review File to the Cutoff Date and observed that, except for the Sample Leases listed on Exhibit 3 to Attachment A, the "completed" date on each Credit Review File was less than 12 months prior to the Cutoff Date.

   e. We observed the name of the owner on the Title, or for Sample Leases which had a Title from the state of Oregon, we observed the name of the security interest holder/lessor on the Title. The name of the owner or the security interest holder/lessor on the Title that we observed for each Sample Lease is listed on Exhibit 4 to Attachment A. We performed no procedures to determine the validity of the owner or the security interest holder/lessor names observed on the Title.

A member firm of Ernst & Young Global Limited

2. (continued)

    f. We observed the name of the loss payee on the Insurance Source Documents (if applicable and available) and/or the System Screen Shots (if applicable). The name of the loss payee on the Insurance Source Documents or System Screen Shots that we observed for each Sample Lease is listed on Exhibit 5 to Attachment A. We also observed on the Insurance Source Documents or the System Screen Shots (as applicable), subject to the note to Exhibit 5 to Attachment A that:

        i. 124 of the Sample Leases have Insurance Source Documents that show evidence of liability and physical damage insurance and identify Enterprise FM Trust as the loss payee,

        ii. 17 of the Sample Leases have System Screen Shots that detail the amount of liability and physical damage Enterprise Enrollment Coverage billed each month,

        iii. Seven (7) of the Sample Leases have Insurance Source Documents that show evidence of liability insurance and identify Enterprise FM Trust as the loss payee and show evidence that the lessee is self-insured for physical damage,

        iv. One Sample Lease has Insurance Source Documents that show evidence of liability insurance and identify Enterprise FM Trust as the loss payee and System Screen Shots that detail the amount of physical damage Enterprise Enrollment Coverage billed each month and

        v. One Sample Lease has Insurance Source Documents that show evidence of the lessee being self-insured for both liability and physical damage insurance.

    We performed no procedures to determine the validity of the information described in this Item 2.f. that was observed on the Insurance Source Documents and/or System Screen Shots.

Exhibit 1 to Attachment A
Page 1 of 2

Sample Leases

Sample Lease Number	Unit number	Sample Lease Number	Unit number
1	DF9L34	38	F9H892
2	BL46R1	39	DF43P8
3	DF2Y43	40	XF71C0
4	GU2D55	41	LL94D2
5	Q2M359	42	XF79C7
6	FT1Y78	43	HZ6N53
7	CZX884	44	XF81C6
8	LU0B45	45	LAQM73
9	TP3J75	46	SE5R59
10	SE9Q09	47	SE5R72
11	JMB382	48	ETQ021
12	YK0T86	49	LL80F5
13	CZ0B19	50	FT38T7
14	LU2C13	51	LL39F8
15	MK9H23	52	QS4S01
16	UGH366	53	LU6C52
17	SE1S68	54	IMC818
18	BL727M	55	LL64F8
19	F9H708	56	FJT564
20	LGS112	57	SE8S08
21	MK7J34	58	FS9N23
22	LANQ62	59	CZ7B62
23	SE3S54	60	PUY366
24	MN2B07	61	LGS534
25	XF52B0	62	LQN205
26	ETP688	63	OKH039
27	XF46B2	64	GU9M17
28	US4N44	65	SFZ100
29	LART39	66	LQN284
30	DF92P7	67	XF09D9
31	XF58C0	68	BWV748
32	US4N56	69	MN0C66
33	BL711F	70	FT60V7
34	QS2S89	71	LARH64
35	BWV418	72	Q5J202
36	XF99B8	73	XF7S95
37	LQN335	74	GK2D09

Exhibit 1 to Attachment A
Page 2 of 2

Sample Lease Number	Unit number	Sample Lease Number	Unit number
75	PLP257	113	LASG77
76	BL249D	114	LU2F68
77	IMD230	115	BL397Q
78	LL29G3	116	IMD814
79	DF30P1	117	L2N323
80	FT54V7	118	MK6K36
81	FT47V0	119	BL059P
82	FT65V0	120	ETR154
83	FT31W0	121	SFZ948
84	FYR804	122	QS4V27
85	Q5J240	123	QS4V74
86	QS1T69	124	LATN77
87	LARL28	125	LASN99
88	Q2U946	126	F9I362
89	DF06Q5	127	LATP46
90	XF8S27	128	GU4L88
91	Q5J289	129	FT03X6
92	IMD486	130	LGS944
93	FT89V1	131	US6P71
94	FJT965	132	FT34W8
95	TP2M31	133	WA8M47
96	BL906D	134	GK0G19
97	INL071	135	GK0G28
98	LASK96	136	L2N387
99	DF90R2	137	PLP542
100	DF17Q5	138	ETR604
101	BL322Q	139	FT16S3
102	CZ2C29	140	LGS955
103	ETQ888	141	TP0N93
104	FT03V4	142	MN1D89
105	F9I246	143	HZ0Q74
106	LATK20	144	LL95H4
107	FT76V4	145	YK32C3
108	GU6P65	146	YK81C1
109	HZ2P07	147	SE8T71
110	BL328Q	148	WA3P98
111	HZ2P47	149	LGT067
112	GU0M68	150	L2N679

Exhibit 2 to Attachment A
Page 1 of 2

Sample Characteristics

Sample Characteristic	Source Document	Notes
Unit number	System Screen Shots	
Client number	System Screen Shots	i.
Legal name of the lessee	System Screen Shots	ii.
Vehicle make	System Screen Shots	
Vehicle model	System Screen Shots	
Vehicle type	System Screen Shots	
Contract type	System Screen Shots	iii.
Lease term	System Screen Shots	
Interest percentage	System Screen Shots	
Interest adjustment percentage	System Screen Shots	
Vehicle capitalized cost	System Screen Shots	
Vehicle residual value	System Screen Shots	iv.
Client industry	System Screen Shots	v.

Notes:

i. The Sponsor, on behalf of the Issuer, indicated that for certain Sample Leases (the "Affiliate Sample Leases"), the lessee is identified on the System Screen Shots as a sub-customer of a master customer (the "Master Customer"). For the purpose of comparing the client number Sample Characteristic for Affiliate Sample Leases, the Sponsor, on behalf of the Issuer, instructed us to use the client number for the Master Customer, as shown on the System Screen Shots.

ii. For the purpose of comparing the legal name of the lessee Sample Characteristic for Affiliate Sample Leases, the Sponsor, on behalf of the Issuer, instructed us to use the legal name of the Master Customer, as shown on the System Screen Shots.

iii. For the purpose of comparing the contract type Sample Characteristic, the Sponsor, on behalf of the Issuer, indicated that:
   a. A contract type of "type N" on the System Screen Shots corresponds to a "closed" term lease, as shown on the Final Data File and
   b. A contract type of "type E" on the System Screen Shots corresponds to an "open" term lease, as shown on the Final Data File.

A member firm of Ernst & Young Global Limited

Exhibit 2 to Attachment A
Page 2 of 2

Notes: (continued)

iv.   For the purpose of comparing the vehicle residual value Sample Characteristic, the Sponsor, on behalf of the Issuer, instructed us to recalculate the vehicle residual value by:

        a. Subtracting the product of:

                i. The monthly depreciation value and

               ii. The difference between the lease term and the months in service from

        b. The sum of the vehicle capitalized cost and accumulated depreciation,

all as shown on the System Screen Shots.

For the purpose of this procedure, the Sponsor, on behalf of the Issuer, instructed us to ignore differences of +/- $1.00 or less.

Additionally, for the avoidance of any doubt with respect to the recalculation described above, the accumulated depreciation on the System Screen Shots is shown as a negative value, and the recalculation described in iv.b. above reduces the vehicle capitalized cost by such accumulated depreciation amount.

v.   For the purpose of comparing the client industry Sample Characteristic for Affiliate Sample Leases, the Sponsor, on behalf of the Issuer, instructed us to use the client industry for the Master Customer, as shown on the System Screen Shots.

Exhibit 3 to Attachment A

Credit Review File Completed Dates Greater than 12 Months Prior to the Cutoff Date

Sample Lease Number	Unit number
5	Q2M359
14	LU2C13
22	LANQ62
26	ETP688
40	XF71C0
50	FT38T7
65	SFZ100
90	XF8S27
107	FT76V4
125	LASN99

A member firm of Ernst & Young Global Limited

Exhibit 4 to Attachment A
Page 1 of 4

Owner or Security Interest Holder/Lessor Name

Sample Lease Number	Owner or Security Interest Holder/Lessor
1	Enterprise FM Trust Lessor LSR XXXXXXXXXXXXXXXXXXXXXXX Lessee LSE
2	Enterprise FM Trust Lessor LSR XXXXXXXXXXXXXXXXX-Lessee LSE
3	Enterprise FM Trust LSR XXXXXXXXXXXXXXXXXXXXXXXXX LSE
4	Enterprise FM Trust
5	Enterprise FM Trust
6	Enterprise FM Trust
7	Enterprise FM Trust
8	Enterprise FM Trust
9	Enterprise FM Trust
10	Enterprise FM Trust
11	Enterprise FM Trust
12	Enterprise FM Trust
13	Enterprise FM Trust
14	Enterprise FM Trust
15	Enterprise FM Trust
16	Enterprise FM Trust Lessor XXXXXXXXXX Lessee
17	Enterprise FM Trust
18	Enterprise FM Trust
19	Enterprise FM Trust
20	Enterprise FM Trust
21	Enterprise FM Trust
22	Enterprise FM Trust LSR XXXXXXXXXXXXXXXXXXXXX LSE
23	Enterprise FM Trust
24	Enterprise FM Trust
25	LSR Enterprise FM Trust
26	Enterprise FM Trust
27	Enterprise FM Trust
28	Enterprise FM Trust
29	Enterprise FM Trust
30	Enterprise FM Trust
31	Enterprise FM Trust
32	Enterprise FM Trust
33	Enterprise FM Trust LSR XXXXXXXXXXXXXXXXXXX LSE
34	Enterprise FM Trust
35	Enterprise FM Trust
36	Enterprise FM Trust LSR XXXXXXXXXXXXXXXXXXX LSE

Exhibit 4 to Attachment A
Page 2 of 4

Sample Lease Number	Owner or Security Interest Holder/Lessor
37	Enterprise FM Trust LSR
38	Enterprise FM Trust
39	Enterprise FM Trust
40	Enterprise FM Trust XXXXXXXXXXXXXXXXXXXXXXXXX LSE
41	Enterprise FM Trust
42	Enterprise FM Trust
43	Enterprise FM Trust XXXXXXXXXXXXXXXXXX
44	Enterprise FM Trust LSR XXXXXXXXXXXXX LSE
45	Enterprise FM Trust LSR XXXXXXXXXXXXXXXXXXXXXX
46	Enterprise FM Trust
47	Enterprise FM Trust
48	Enterprise FM Trust
49	Enterprise FM Trust
50	Enterprise FM Trust XXXXXXXXXXXXXXXXXXXXXXXXXX
51	Enterprise FM Trust
52	Enterprise FM Trust
53	Enterprise FM Trust
54	Entr FM Trust
55	Enterprise FM Trust
56	Enterprise FM Trust LSR XXXXXXXXXXXXXXXXXXXX LSE
57	Enterprise FM Trust
58	Enterprise FM Trust
59	Enterprise FM Trust
60	Enterprise FM Trust
61	Enterprise FM Trust
62	Enterprise FM Trust
63	Enterprise FM Trust LSR XXXXXXXXX LSE
64	Enterprise FM Trust
65	Enterprise FM Trst XXXXXXXXXXX
66	Enterprise FM Trust
67	Enterprise FM Trust
68	Enterprise FM Trust
69	Enterprise FM Trust LSR XXXXXXXXXXXXXXXXX LSE
70	Enterprise FM Trust
71	Enterprise FM Trust LSR XXXXXXXXXXXXXXXXXXXXXXX LSE
72	Enterprise FM Trust
73	Enterprise FM Trust
74	Enterprise FM Trust

Exhibit 4 to Attachment A
Page 3 of 4

Sample	
75	LSR Enterprise FM Trust
76	Enterprise FM Trust Lessor LSR XXXXXXXXXXXXXXXXXXXXXXXXXLSE LSE
77	Entr FM Trust
78	Enterprise FM Trust
79	Enterprise FM Trust
80	Enterprise FM Trust
81	Enterprise FM Trust
82	Enterprise FM Trust
83	Enterprise FM Trust
84	Enterprise FM Trust LSR XXXXXXXXXXXXXX LSE
85	Enterprise FM Trust
86	Entr FM Trust
87	Enterprise FM Trust
88	Enterprise FM Trust
89	Enterprise FM Trust
90	Enterprise FM Trust LSR XXXXXXXXXXXXXXXXXXXXXXXXX LSE
91	Enterprise FM Trust
92	Entr FM Trust
93	Enterprise FM Trust
94	Enterprise FM Trust
95	Enterprise FM Trust
96	Enterprise FM Trust LSR XXXXX LSE
97	Enterprise FM Trust
98	Enterprise FM Trust LSR XXXXXXXXXXXXXXXXXXXXXX LSE
99	Enterprise FM Trust
100	Enterprise FM Trust
101	Enterprise FM Trust Lessor LSR XXXXXXXXXXXXXXXXXX LSE
102	Enterprise FM Trust
103	Enterprise FM Trust LSR
104	Enterprise FM Trust
105	Enterprise FM Trust
106	Enterprise FM Trust LSR XXXXXXXXXXXXXX LSE
107	Enterprise FM Trust
108	Enterprise FM Trust
109	Enterprise FM Trust
110	Enterprise FM Trust
111	Enterprise FM Trust
112	Enterprise FM Trust

A member firm of Ernst & Young Global Limited

Exhibit 4 to Attachment A
Page 4 of 4

Sample

	Owner or Security Interest Holder/Lessor
113	Enterprise FM Trust LSR XXXXXXXXXXXXXXXXX LSE
114	Enterprise FM Trust
115	Enterprise FM Trust
116	Entr FM Trust
117	Enterprise FM Trust
118	Enterprise FM Trust
119	Enterprise FM Trust Lessor XXXXXXXXXXXXXXXXXXXXXXLessee
120	Enterprise FM Trust
121	Enterprise FM Trust
122	Enterprise FM Trust
123	Enterprise FM Trust
124	Enterprise FM Trust LSR XXXXXXXXXXXXXXX LSE
125	Enterprise FM Trust
126	Enterprise FM Trust
127	Enterprise FM Trust LSR XXXXXXXXXXXXXXXXXXXXXXXXXXXXXX LSE
128	Enterprise FM Trust
129	Enterprise FM Trust
130	Enterprise FM Trust
131	Enterprise FM Trust
132	Enterprise FM Trust LSR XXXXXXXXXXXXX LSE
133	Enterprise FM Trust LSR XXXXXXXXXXXXXXX LSE
134	Enterprise FM Trust
135	Eterprise FM Trust
136	Enterprise FM Trust
137	LSR Enterprise FM Trust
138	Enterprise FM Trust
139	Enterprise FM Trust
140	Enterprise FM Trust
141	Enterprise FM Trust
142	Enterprise FM Trust
143	Enterprise FM Trust
144	Enterprise FM Trust LSR C/O XXXXXXXXXXXXXXX
145	Enterprise FM Trust
146	Enterprise FM Trust
147	Enterprise FM Trust
148	Enterprise FM Trust LSR XXXXXXXXXXXXXXXXXXXXX LSE
149	Enterprise FM Trust
150	Enterprise FM Trust

A member firm of Ernst & Young Global Limited

Exhibit 5 to Attachment A
Page 1 of 5

Loss Payee Name

Sample Lease Number	Loss Payee
1	Enterprise FM Trust
2	EHI Physical Damage Plan and Liability Plans
3	Enterprise FM Trust
4	Enterprise FM Trust
5	Enterprise FM Trust
6	Enterprise FM Trust
7	Enterprise FM Trust
8	Enterprise FM Trust
9	Enterprise FM Trust (liability) and Self-Insured Physical Damage
10	Enterprise FM Trust
11	Enterprise FM Trust
12	EHI Physical Damage Plan and Liability Plans
13	Enterprise FM Trust
14	Enterprise FM Trust
15	Enterprise FM Trust
16	Enterprise FM Trust
17	Enterprise FM Trust
18	EHI Physical Damage Plan and Liability Plans
19	Enterprise FM Trust
20	Enterprise FM Trust
21	Enterprise FM Trust
22	Enterprise FM Trust
23	EHI Physical Damage Plan and Liability Plans
24	EHI Physical Damage Plan and Liability Plans
25	Enterprise FM Trust
26	Enterprise FM Trust
27	Enterprise FM Trust
28	EHI Physical Damage Plan and Liability Plans
29	Enterprise FM Trust (liability) and Self-Insured Physical Damage
30	Enterprise FM Trust
31	Enterprise FM Trust
32	Enterprise FM Trust
33	Enterprise FM Trust
34	EHI Physical Damage Plan and Liability Plans
35	Enterprise FM Trust
36	Enterprise FM Trust

Exhibit 5 to Attachment A
Page 2 of 5

Sample	Loss Payee
37	Enterprise FM Trust
38	Enterprise FM Trust
39	Enterprise FM Trust
40	Enterprise FM Trust (liability) and Self-Insured Physical Damage
41	Enterprise FM Trust
42	Enterprise FM Trust
43	Enterprise FM Trust
44	EHI Physical Damage Plan and Liability Plans
45	Enterprise FM Trust
46	Enterprise FM Trust
47	Enterprise FM Trust
48	Enterprise FM Trust
49	Enterprise FM Trust
50	Enterprise FM Trust
51	Enterprise FM Trust
52	Enterprise FM Trust
53	Enterprise FM Trust
54	Enterprise FM Trust
55	Enterprise FM Trust
56	Enterprise FM Trust
57	Enterprise FM Trust
58	Enterprise FM Trust
59	Enterprise FM Trust
60	Enterprise FM Trust
61	Enterprise FM Trust
62	Enterprise FM Trust
63	Enterprise FM Trust
64	Enterprise FM Trust
65	Enterprise FM Trust
66	Enterprise FM Trust
67	Enterprise FM Trust
68	Enterprise FM Trust
69	Enterprise FM Trust
70	Enterprise FM Trust
71	EHI Physical Damage Plan and Liability Plans
72	Enterprise FM Trust
73	Enterprise FM Trust
74	Enterprise FM Trust

Exhibit 5 to Attachment A
Page 3 of 5

Sample

	Loss Payee
75	Enterprise FM Trust
76	EHI Physical Damage Plan and Liability Plans
77	Enterprise FM Trust
78	Enterprise FM Trust
79	Enterprise FM Trust
80	Enterprise FM Trust
81	Enterprise FM Trust (liability) and Self-Insured Physical Damage
82	Enterprise FM Trust
83	Enterprise FM Trust
84	Enterprise FM Trust
85	Enterprise FM Trust
86	Enterprise FM Trust
87	EHI Physical Damage Plan and Liability Plans
88	Enterprise FM Trust
89	Enterprise FM Trust
90	EHI Physical Damage Plan and Liability Plans
91	Enterprise FM Trust
92	Enterprise FM Trust
93	Enterprise FM Trust
94	Enterprise FM Trust
95	Enterprise FM Trust
96	Enterprise FM Trust
97	EHI Physical Damage Plan and Liability Plans
98	Enterprise FM Trust
99	EHI Physical Damage Plan and Liability Plans
100	EHI Physical Damage Plan and Liability Plans
101	Enterprise FM Trust
102	Enterprise FM Trust
103	Enterprise FM Trust (liability) and Self-Insured Physical Damage
104	Enterprise FM Trust
105	Enterprise FM Trust
106	Enterprise FM Trust
107	Enterprise FM Trust
108	Enterprise FM Trust
109	Enterprise FM Trust
110	Self-Insured Liability and Physical Damage
111	Enterprise FM Trust
112	Enterprise FM Trust

Exhibit 5 to Attachment A
Page 4 of 5

Sample

113	Enterprise FM Trust
114	Enterprise FM Trust (liability) and Self-Insured Physical Damage
115	Enterprise FM Trust
116	Enterprise FM Trust
117	Enterprise FM Trust
118	Enterprise FM Trust
119	Enterprise FM Trust
120	Enterprise FM Trust
121	EHI Physical Damage Plan and Liability Plans
122	Enterprise FM Trust
123	Enterprise FM Trust
124	Enterprise FM Trust
125	Enterprise FM Trust
126	Enterprise FM Trust
127	Enterprise FM Trust
128	Enterprise FM Trust
129	Enterprise FM Trust
130	Enterprise FM Trust
131	Enterprise FM Trust
132	Enterprise FM Trust
133	Enterprise FM Trust (liability) and Self-Insured Physical Damage
134	Enterprise FM Trust
135	Enterprise FM Trust
136	Enterprise FM Trust
137	Enterprise FM Trust
138	Enterprise FM Trust
139	Enterprise FM Trust (liability) and EHI Physical Damage Plan
140	Enterprise FM Trust
141	EHI Physical Damage Plan and Liability Plans
142	Enterprise FM Trust
143	Enterprise FM Trust
144	Enterprise FM Trust
145	Enterprise FM Trust
146	Enterprise FM Trust
147	Enterprise FM Trust
148	Enterprise FM Trust
149	Enterprise FM Trust
150	Enterprise FM Trust

-

-

Exhibit 5 to Attachment A
Page 5 of 5

<u>Note</u>:

The Sponsor, on behalf of the Issuer, instructed us to use "EHI Physical Damage Plans and Liability Plans" or "EHI Physical Damage Plan" (as applicable) for the loss payee name when the insurance carrier information on the System Screen Shots was "Enterprise Enrollment Coverage." We performed no procedures to determine the accuracy, completeness or reasonableness of the instructions provided by the Sponsor, on behalf of the Issuer, that are described above.

A member firm of Ernst & Young Global Limited